As Filed with the Securities and Exchange Commission on December 24, 2008	Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
JSC “RUSHYDRO”
(Exact name of issuer of deposited securities as specified in its charter)
Not Applicable
(Translation of issuer’s name into English)
Russian Federation
(Jurisdiction of incorporation or organization of issuer)
THE BANK OF NEW YORK MELLON
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
Telephone (212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon
ADR Division
101 Barclay Street, 22nd Floor
New York, New York 10286
Telephone (212) 495-1784
(Address, including zip code, and telephone number, including area code, of agent for service)
It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐ on (Date) at (Time)
If a separate statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount	Proposed Maximum	Proposed Maximum	Amount of
Securities to be Registered	to be Registered	Aggregate Price Per Unit (1)(2)	Aggregate Offering Price (1)	Registration Fee
American Depositary Shares, each American Depositary Share representing 100 ordinary shares of JSC “RUSHYDRO”	500,000,000 American Depositary Shares	$0.05	$25,000,000	$982.50

(1)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

(2)	For the purposes of this table only, each unit represents one American Depositary Share.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The Prospectus consists of the proposed forms of Certificate in Definitive Registered Form Representing American Depositary Shares (the “Certificate”) and Form of Master ADR (the “Master ADR”), included as Schedule 1 and 2, respectively to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

PART I
INFORMATION REQUIRED IN PROSPECTUS
Item 1. Description of the Securities to be Registered
CROSS REFERENCE SHEET

Location in the Certificate and the Master ADR,
	Item Number and Caption	as applicable, Filed Herewith as Prospectus

(1)	Name and address of Depositary	Final page of Terms and Conditions of the American Depositary Shares of Terms and Conditions of the Certificate

(2)	Title of American Depositary Receipts and identity of deposited securities	Face of the Certificate and the Master ADR, top center

Terms of Deposit:

(i)	The amount of deposited securities represented by one unit of American Depositary Shares	Face of the Certificate and the Master ADR, upper left corner

(ii)	The procedure for voting, if any, the deposited securities	Condition 12 of Terms and Conditions of the American Depositary Shares of the Terms and Conditions of the Certificate

Payments, Distributions and Voting Rights in the Master ADR

(iii)	The collection and distribution of dividends	Conditions 4, 5, 6, 8, 9, 11 of Terms and Conditions of the American Depositary Shares of the Terms and Conditions of the Certificate Payments, Distributions and Voting Rights in the Master ADR

(iv)	The transmission of notices, reports and proxy soliciting material	Conditions 22, 23, 24 of Terms and Conditions of the American Depositary Shares of the Terms and Conditions of the Certificate Notices in the Master ADR

(v)	The sale or exercise of rights	Conditions 7, 9 of Terms and Conditions of the American Depositary Shares of the Terms and Conditions of the Certificate

(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Conditions 9, 10 of Terms and Conditions of the American Depositary Shares of the Terms and Conditions of the Certificate

Location in the Certificate and the Master ADR,
	Item Number and Caption		as applicable, Filed Herewith as Prospectus

	(vii)	Amendment, extension or termination of the Deposit Agreement	Conditions 19, 20, 21 of Terms and Conditions of the American Depositary Shares of the Terms and Conditions of the Certificate

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Not Applicable

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Conditions 1, 2 of Terms and Conditions of the American Depositary Shares of the Terms and Conditions of the Certificate

Surrender of ADSs in the Master ADR

	(x)	Limitation upon the liability of the Depositary	Condition 14 of Terms and Conditions of the American Depositary Shares of the Terms and Conditions of the Certificate

(3)	Fees and Charges		Conditions 13, 16 of Terms and Conditions of the American Depositary Shares of the Terms and Conditions of the Certificate
Item 2. Available Information

Location in the Certificate and the Master ADR,
	Item Number and Caption	as applicable, Filed Herewith as Prospectus

(a)	Statement that JSC “RUSHYDRO” publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site www.rushydro.ru.	Condition 23 of Terms and Conditions of the American Depositary Shares of the Terms and Conditions of the Certificate Available Information in the Master ADR

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. Exhibits
     (a) Form of Deposit Agreement, dated as of                     , (including Forms of Certificate in Definitive Registered Form Representing American Depositary Shares and Form of Master ADR), between JSC “RUSHYDRO” (the “Issuer”) and The Bank of New York Mellon, as Depositary (the “Depositary”).
     (c) Deposit Agreement relating to an issuance of Global Depositary Receipts representing ordinary shares of JSC “RUSHYDRO”, dated as of April 14, 2008, between the Issuer and the Depositary.
     (d) Opinion of Clifford Chance LLP, counsel for the Depositary, as to the legality of the securities being registered.
Item 4. Undertakings
     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the Issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.
     (b) The Depositary hereby undertakes to notify each registered holder of an ADS at least thirty days before any change in the fee schedule.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 24, 2008.

Legal entity created by the Deposit Agreement
for the issuance of American Depositary Shares
representing ordinary shares of JSC “RUSHYDRO”

By:	THE BANK OF NEW YORK MELLON, as Depositary

By: Name:	/s/ Anthony Moro Anthony Moro
Title:	Vice President

     Pursuant to the requirements of the Securities Act of 1933, JSC “RUSHYDRO” has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Russian Federation, on December 24, 2008.

JSC “RUSHYDRO”

By:	/s/ Vasily A. Zubakin
Name:	Vasily A. Zubakin
Title:	Acting Chief Executive Officer
     Each person whose signature appears below hereby constitutes and appoints Acting Chief Executive Officer Vasily A. Zubakin and Member of the Management Board, Executive Director in Corporate Governance Oleg B. Oksuziyan, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on December 24, 2008.

Name	Title

/s/ Vasily A. Zubakin Vasily A. Zubakin	Acting Chief Executive Officer (Principal Executive Officer)

/s/ Sergey A. Yushin Sergey A. Yushin	Member of the Management Board, Executive Director in Economics and Finance (Principal Financial Officer)

/s/ Olga V. Otto Olga V. Otto	Chief Accountant (Principal Accounting Officer)

/s/ Yuri Udaltsov Yuri Udaltsov	Director

/s/ Sergey Vyazalov Sergey Vyazalov	Director

/s/ Boris Ayuev	Director
Boris Ayuev

Name	Title

/s/ Dmitry Ponomarev Dmitry Ponomarev	Director

/s/ Seppo Yuha Remes Seppo Yuha Remes	Director

/s/ Andrei Rappoport Andrei Rappoport	Director

/s/ Dmitry Akhanov Dmitry Akhanov	Director

/s/ Anthony Moro The Bank of New York Mellon Name: Anthony Moro Title: Vice President	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibits

(a)	Form of Deposit Agreement, dated as of , between the Issuer and the Depositary.

(c)	Deposit Agreement relating to an issuance of Global Depositary Receipts representing ordinary shares of JSC “RUSHYDRO”, dated as of April 14, 2008, between the Issuer and the Depositary.

(d)	Opinion of Clifford Chance LLP, counsel for the Depositary, as to the legality of the securities being registered.